Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

Transcript of a joint presentation made by Amersham plc and General Electric Company in London on October 10, 2003 at 9:00 GMT. The following transcript contains forward looking statements as discussed more fully below.

SIR WILLIAM CASTELL: Good morning. This morning Amersham and General Electric Company announced an £8 offer for the entire equity of Amersham plc. This offer was recommended by the board of Amersham.

With me this morning, to review this offer, I am very delighted to welcome Jeff Immelt, who is the Chairman and Chief Executive Officer of GE. With Jeff we have Keith Sherin, who is his Chief Financial Officer. Jeff, could you stand up? Thank you.

We have Joe Hogan, President and Chief Executive Officer of GE Medical Systems. Welcome Joe. With me from Amersham I have my Chairman, Mr Donald Briden. Donald, would you stand up, please, so that everyone can see you? And well known to all of you our Finance Director, Giles Kerr. Thank you very much.

The offer was recommended by the board of Amersham and I would like to talk to you a little bit about why I feel this is the right offer for the Amersham company. If we look at the development of Amersham since 1990, we have persistently pursued a vision of enabling molecular medicine. Molecular medicine, the understanding of life at the biological level.

If we look at the development of our company, then it has been based on organic growth and considerably enhanced by acquisitions, as we sought to build both footprint and biological competence. We started with the purchase of Medi-Physics in North America, which gave us a market position in nuclear medicine in North America. That was followed quickly by the purchase of USB, which gave us a position in sequencing enzymes that took us into the programme of the human genome.

We worked for years to develop our base in Japan and we formed a 50/50 with Nihon Medi-Physics, that gave us a leadership position in nuclear medicine in Japan. In 1997 we undertook two mergers. Both of them had been discussed for over 2 years with Pharmacia Biotech and the merger with Nycomed. Pharmacia Biotech gave us a leadership position in proteomics, it gave us instrumentation, it gave us intamatics. Nycomed built us into the world’s leading invivo imaging company, and we established both footprints around the world and we had the pharmaceuticals for invivo diagnostics imaging in all modalities.

We then purchased molecular dynamics, which gave us a strong base in the automated sequencing and a market that we would have loved to have been market leader in, but at least we provided the intellectual property and the equipment that allowed the first three out of the first four chromosomes, which were sequenced in the global Human Genome programme.

And then lastly we had the buy out of Pharmacia and that was a unique moment, it was a unique moment because, for the first time, all the competencies that we had sought to build to allow us to pursue our vision of molecular medicine, became available to the company.

We could then look for transforming technologies that would add to the diagnostics, today’s diagnostics, that would give us tomorrow’s diagnostics as well. Tomorrow’s diagnostics come from that biological understanding that we are developing in our biosciences business, both in our discovery systems business and in our Protein’s business.

So that is how we developed as a company. This company has built a unique set of competencies. It has given us leadership in medical diagnostics, in approaching separation and it has given Amersham a global brand. We have developed a diverse space of culture, which has enriched our company, with major operations in Norway, USA, United Kingdom, Japan and Sweden. We have penetrated new markets and new customers. We have good relations with academia, the research centres around the world, with big Pharma, in terms of drug discovery, with the biotechnology companies and most importantly with the hospitals and clinics around the world.

We have developed stronger and stronger scientific collaborations and probably the most important to date is that Vispisa, where we are helping them develop their new pharmaceutical products and they are allowing us to use their lead compounds as tomorrow’s diagnostics.

We have developed the IMANET network which is based on positron emission tomography, which is certainly giving us the total capability to look at life at the molecular level and allowing us to embrace new areas of diagnosis and neurology, where you will see continuing progress in Alzheimer’s disease, in dementia and in Parkinson’s disease.

We have had good relationships with centres of academic excellence and lastly our most recent exercise of Sloan Kettering, where we are fingerprinting every cancer on a single gene basis. We have an innovative capability. We have developed good products in terms of imaging and digit, Myoview and Visipaque. We have a strong pipeline of new products. We have good chromatography. We are the leadership position in terms of nucleic acid identification and more recently we have introduced a totally new form of imaging, which allows us to look at living life at entirely the cellular level.

We have done all that against a background of a 21 per cent lift on a cargo basis of our underlying profits. We have a company which is successful. Why then would you choose to merge with GE? Our vision is a big vision. It has moved on from enabling molecular medicine to looking at a new chapter in medicine, a chapter which allows us to predict disease, to find disease earlier, to profile the disease, so we can better tailor therapeutics, to treat disease with better targeted medicine, and then to track whether those medicines are working.

The new era of personalised medicine is no longer a vision, it is a reality. I can give you examples of products in each of these categories which are today a reality. Who would have believed that just 2 years after the first draft map of a human genome, that we would be using genetic variation in cancer patients to routinely assess their likelihood for survival and to start to segment them for therapeutic treatment?

For us, however, GEMS, the combination of our business with GE, represents a new beginning. If you take Amersham’s technologies and cultures and you combine that with GEMS’s technologies of engineering and instrumentation and the brand of GE globally, then you really have the chance of delivering a new chapter in medicine.

That is not good enough, however, we have to deliver value for our shareholders at the same time and we believe, in this transaction, we have delivered good value.

It is a unique transaction. If you look at Amersham’s capabilities and competencies in the market place and you look at GEMS, then there is no overlap of products. There is a complete combination of vision of the market place. We believe that this will allow us to deliver better value for our customers, we can agitate our customers into a greater expectation of how medicine should rapidly evolve to the new paradigm of personalised medicine.

You can be sure that we have a much greater opportunity to aggressively develop the new paradigms of genetic predisposition and predicted disease, so that we can better care for the customers. One of our products allows us to look at how quickly the cancer therapeutic is working. In early clinical trials we can see whether a cancer therapeutic is working within 24 hours of it being administered. That means we can save that loss of hair, that organ loss, we hope, if we can get it through regulation. So there is a new vision that is already becoming a reality. I am delighted with the opportunity to offer our shareholders good value, our employees a great future and our customers, most importantly, the certainty that we will be aggressively accelerating innovation that will deliver a new paradigm in health.

Now I would like to hand over to Jeff, to give you his vision of our business combination. Jeff.

JEFF IMMELT: Thanks Bill and good morning. It is great to be here with you this morning. And what I would like to see to do is give you a sense for how GE views this transaction and how excited we are to be with the Amersham team and, to help create some of these new areas in health care together.

Just again to begin with, to begin, to repeat some of the comments Bill already made on the transaction. It is £8 in GE stock. It is about £5.7 billion in aggregate. It is a 45 per cent premium to the average kind of pre-leak level, let us say, of the stock, recommended by the Amersham board.

There is a collar in place, that is fairly typical in equity transactions, that protects the Amersham shareholders and the GE shareholders. There is potential upside if, between the shareholder vote and closing, there is an appreciation of the GE stock price, there is a 1 per cent upside for the Amersham shareholders.

The acquisition will be launched once regulatory approvals are received. We will begin a constructive dialogue with the regulators around the world, first in the US and Europe, very quickly. And again we look forward to working that process in a very constructive way.

This is all spun out in the press release in detail and very consistent with what you have already read. There are six main points I would make today, just on the outset and then I will cover each one of these in more detail about how we view and what this does, we think, for the future of GE in creating this GE health care technology.

I think the first and foremost, it really positions GE, the combination of Amersham and GE positions us really for a new chapter. It really makes us a broad diagnostics provider, from imaging, to services, to clinical information technology, biosciences and diagnostic pharmaceuticals. It really allows for the capability of breadth in this industry.

It creates a set of high tech service orientated health care businesses. There in one of the more attractive growth spaces in medicine, that will have a pro forma revenue run rate of about $13 billion in 2003. To Bill’s point, it really does accelerate the development of molecular imaging and personalised medicine. It really allows for this marriage that is really one of the Holy Grail’s of health care, which puts together imaging with eventual therapy and this is really, I think, one of the first steps and an important step in terms of the industry.

Based on all the acquisitions we have done in this space, it really enhances and expands the customer base. We have seen this over and over again as we have done acquisitions and partnerships. It brings GE into new areas, like pharmaceutical channel. It allows GE to bring Amersham into new places like China, where they are small and we are big and so we see natural synergies in that regard. Just like Bill has done a great job for his shareholders this morning, we think this is going to do a good job for the GE shareholders in the future. We believe that this will add accretion of the GE earnings per share by 2005 and that there is about $500 million of potential synergy by the third year and I will discuss these in a little bit more detail.

Lastly it enhances GE’s financial flexibility. This is a great use of our equity. It is about 3 per cent of the total GE equity and using our stock is something we are very comfortable with and very familiar with in our history. Just to introduce a little bit to some of you where GE Medical Systems is today. We really have got about a $10 billion business, with about 18 per cent operating profit.

We really have three businesses today. We are the world leader in diagnostic imaging, which are MR scanners, CT scanners and the like. That is a business that grows about 10 per cent a year. We have one of the largest health care infrastructure service businesses in the world. This is also growing at about 10 per cent. In 1998 we entered into health care information technology business. Today that business is about $2 billion. We just completed a transaction yesterday with Instrumentarium which adds to that capability. That as been growing by about 30 per cent a year. I think would describe as our philosophy, how we try to approach this business, is really being focused on customers and being market back.

So we try to anticipate the trends and then lead in those trends over time and the big trends in this industry have been the dramatic increases in information, driven by multi-slice CT scanners, which have allowed doctors to be able to see more things faster. We have been leading that trend. It has been very clear that health care information which is going to have a major role, as it pertains to building provider profitability, and so we wanted to really be a part of that.

The last one is just a trend we have seen over the last couple of years. My own belief is that the last 25 years of health care, particularly where it has come to diagnostics, has been about making surgery more effective. The next 25 years is going to be about prevention, it is going to be about ways that imaging and diagnostics can improve the therapy and treatment process. So we think we are beginning a whole new kind of generation, if you will, of the way health care is going to be conducted and we, in every way, wanted GE to be a part of this and be a leader in this area.

That led us to Amersham. We started relationships with Amersham probably more than 3 years ago, in terms of optimising FTGs with our PET scanning business, in the area of Alzheimer’s. Bill and I have known each other in excess of 2 years and we really believe that Amersham, more than any other company that we saw, fit this strategy of being a leader in molecular medicine, of being a leader in molecular imaging and being able to be on the cusp of a diagnostics company that could lead in terms of personalised medicine.

We like the Amersham set of businesses. We think the diagnostics Pharma business is a near neighbour to the diagnostic imaging business. We are very comfortable with it and we think Amersham has a tremendous position there. We also very much like the biosciences business. This is a space we have studied for a long period of time.

It is our expectation to keep all the businesses associated here and add to them. We have always believed that this is a place where GE could play, from a stand point of our service capability and also from the stand point of the interplay between life sciences and the imaging business. Really in many ways an MR scan of the future is going to be a part of this life sciences continuum. So we are very comfortable in a multi-business company. That is who we are and we believe that ultimately breadth, when it is used for customer advantage, is a tremendous capability that we have. We have liked Amersham as a company. We have felt like it fit our vision perfectly and liked the dynamics of what Amersham can bring.

This is what the combined business looks like. This is the way, Again it has about a $13 billion run rate. The diagnostic Pharma business is again a near neighbour to our diagnostic imaging business, it has some capabilities there, the services, the information technology business and what we would call a new platform of life sciences, that is 1.1 billion today.

The point I make to you is that if I was going to do this chart in 1997 we had nothing called information technology, zero. We added that platform, you know. It started from scratch. Development; we did some small acquisitions. Today that is a 2 to 2 and a half billion dollar platform. So we like finding things that are part of our continuum and building them over time. That is the core competency of my company and things we do and we look at life sciences in much the same way in terms of where we think we can go in the future.

Again, the vision. What I would tell you is I think we have a great set of businesses today that, in and of themselves, can grow double digit in the future. So that is kind of the precursor to what we have.

I think if you look at where we can fit in the vision, it is really bringing together this diagnostic imaging and life sciences to be a leader in molecular imaging, which is truly the growth part of the industry and at the same time, a leader in therapy and diagnostics, using the life sciences growth and technologies.

Really the four points that I would drive home about what this combined business can do: assess disease risk for prevention, diagnose earlier to intervene earlier, dye therapy selection and monitor therapeutic efficacy. It is big in cancer, it is going to be huge in the treatment of Alzheimer’s and other dementia diseases. This is going to be, this is where the pharmaceutical industry is heading from a stand point of the drugs that they are working on and now you have somebody that can marry these technologies and pull them together.

So a great set of businesses today and we think the vision for the future is even stronger. To give you a sense of the transaction. Again $13 billion is the run rate, 2.7 billion is really the Amersham pieces, the health care information technology pieces, including Instrumentarium and 2.5 and $8 billion of diagnostic imaging and equipment. This gives you a sense of the operating profit that we have based on the last 12 months.

The leadership team; let me take you through some of the thinking there. We are making a big investment today for our company and for the future. Our shareholders expect us to put the best leadership team we possibly can to make this vision a reality. And when we looked at it, the addition of Bill Castell, who is respected I think not just from a stand point within the industry, has a great deal of respect, but also one of the most highly respected European business leaders — adding Bill to the GE board and allowing him and asking him to be the first CEO of this business, makes perfect sense for GE.

Ultimately this is only a start and our opportunity to make money for the shareholders was based on how we go forward with this and so we have in place today, in a combination of Bill and his fine team and Joe Hogan and a great GE Medical Systems team, we have the best leadership team in this industry and the best leadership team, broadly speaking, on a global basis, that we can possibly have to make this vision a reality. It is going to be based in the UK with Bill. It is the first GE business we have had based outside of the United States and we believe that we are ready with Bill and his team and Joe and the great GEMS’ team and we are absolutely ready to make this vision a reality and could not be any more excited with respect to how we look and where we go.

The synergies; just to put them in context. We have got about $12/$13 billion of revenue, we have a cost base of about $10 billion. When we think about revenue synergies we are counting on roughly 3 per cent by year 3. We get those the way we always have gotten them, by combining distribution strengths, being able to take — Amersham, for instance, is extremely strong in Japan. We think there is going to be some good pull through there. We are very strong in China. We are both good in the United States and we think there is additional potential there.

There is a 26,000 unit installed base in the life sciences area. That is what GE has done for ages. It has found ways to take an installed base and add more value for our customers and do a better job in terms of selling there, so great synergies there. And finally, with new products, we think really harmonising the new product development process and being able to marry both imaging and diagnostic pharmaceuticals is going to allow us to introduce better products faster.

On the costs side, again, we think there is about a 3 per cent capability for cost out in the combined cost base. We really believe that the focus on sales and R&D will continue to go forward. Most of the cost synergies are going to take place in general and admin, by looking at office and facilities around the world, the global scale of GE’s sourcing capabilities. The point I would make is that Bill and I and Joe, and the rest of the team, we have done lots of these deals, I mean in this space. We know how to add value, we know how to avoid detracting from value. This is a fairly experienced team in terms of doing M&A work, so we know how to get this level of synergy and we know how to do it while continuing to grow the business in the future. So I think there is great shared best practices, with respect to how these teams approach synergies and what we can do.

There is an exchange ratio adjustment that again is very highly spelled out in the press release and I think something that you can read there. There is an exchange ratio today, a GE share price expressed in pounds. Shareholders receive 800 pence, even if the GE share price in pounds falls by 21.6 per cent between announcement and completion. Shareholders could receive up to 808 pence per share if the GE price rises between posting and scheme document and completion. This is all spelled out in the press release and you can refer to that in great detail. Just to close, the six points. We like what this does to position GE for the future in health care. It creates a $13 billion, high margin $13 billion business in an industry that is growing 10 per cent. Those are not easy to find today. Those are tough to create and that is what this does. Accelerates, I think, a vision that does not just come from Bill and from me, but is stated by clinicians everywhere in the world, in terms of what is going to happen in this industry as we go forward. Expands really the addressable customer base. Combined, we have about 15,000 sales and service people located around the world and about 7,000 engineers and PhDs and technologists. Tremendous combined capability for the future of the industry.

Performance for our investors in: I am going to do as good a job as Bill has done this morning for the GE investors and enhances our flexibility. I think in GE what we like to be able to think we can do as a company is match foresight with skill. Pick the right places to go and match that with the financial and global strength to make a vision reality. Our slogan is “imagination at work” in the sense that we can make things like this happen, is really part of our culture and part of our DNA.

Today I think we get a chance to do it with some real winners and Amersham and we could not be any more excited about how we are positioned and where we want to go. So with that, Bill and I, I think, are going to ask the team to come up and take some questions.

SIR WILLIAM CASTELL: Thank you very much. Joe, Keith and Giles, will you join us? Right, just to make sure you get your mind around the technology, if you would like to ask a question press the large central button on the microphone unit in front of you, you will enter a queue. I hope there is a queue. When the microphone turns red, you are at the front of the queue and your question will be taken. So that is the technology.

Can I please ask you to add your name and your association. So can we take some questions, please?

ANDREW PENDRALL (ABN): Good morning Bill and Jeff. Congratulations on a fabulous deal. If I can ask a couple of questions, firstly, in regard to regulatory issues. Given that you have done the deal today, why is it going to take until the first half of 2004 for a regulatory, hopefully, completion?

In terms of the second question, could you give us an idea about the R&D spend of the combined group and will there be any R&D savings?

JEFF IMMELT: On the regulatory, I am really not in the regulatory prediction business any more. We enter a process, we enter a process of which we have great experience and a very good relationship. A very constructive relationship.

I really am not certain how long it will take. Instrumentarium took 9 months to get through. Other deals happen more quickly, so I just do not want to predict that at all. To be honest with you, the R&D spend of the combined businesses is probably around 1.1 or 1.2 billion and I do not expect cuts there. I really think that this is fundamentally about growth and that is — if you know the health care business, and I do not care what area you are in, you got to lead in technology. You got to get up every morning and you got to say, “I am going to lead in technology.”

Bill and I and Joe and the team here all know how to make a buck. We all know how to generate returns to our investors and things like that. But you do not get in this game, you do not take one step in this game, without an absolute, complete commitment to being number one and being the best in R&D.

SIR WILLIAM CASTELL: Thank you. That was Andrew Pendrall, for those of you who do not know him, from ABN. You got your designation Andrew. Next question.

JOE WALTON (LEHMAN BROTHERS): It is Joe Walton for Lehman Brothers apparently. Given that you have suggested that there is very little direct overlap in products, perhaps you can give us a little bit more of some examples of how you are going get your revenue synergies and cost synergies. Could you also say if you have any hardware suppliers at Amersham that maybe you would need to change, are there any places where GE’s expertise could displace relationships that you otherwise have and, just checking, I believe you have some nuclear licences? Is this one of the areas where the regulators might look more closely? I am sure GE is a fine upstanding company, but is that one of the key concerns for a regulator?

SIR WILLIAM CASTELL: Thank you very much, Joe. I am going to ask Jeff to take the revenue and costs and I will deal with the hardware and regulatory nuclear licence issues.

JEFF IMMELT: Joe why do you not, on some of the synergies, and then I will follow from that?

JOE HOGAN: Look at the synergies in a few ways. One, on the revenue synergy piece, right away there are synergies between our imaging business and the channels that we use there along with the diagnostic Pharma piece or contrast agent piece that Amersham has. Just regular synergies. Jeff talked about China. China is a place where we can sell, we will do over $700 million in China this year in equipment sales alone. We think we could really enhance the use of imaging agents in China through our distribution force. The channel that Amersham provides for pharmaceutical and research companies is a channel that I personally have been pursuing for the last three years, in cell imaging equipment and micro scanners too.

With the capability that Amersham has, from a channel stand point there, we will be able to accelerate our growth and our sales through those particular channels. I think if you look long-term through the drug discovery process, in that drug discovery process, where Amersham is so strong now, the future imaging agents we are all going to be dealing with spring from that type of work. We have seen that in our own work at our global research centre, we have seen it through Amersham’s work too and that is where these technologies merge together in these new contrast agents or imaging agents that realise themselves in personal medicine that Bill has expressed so well.

So, on the revenue side, that is where I see the majority of synergies. When you look at the kind of synergy we are talking about of being 3 or 4 per cent of the combined sales of the two businesses, I think it is very reasonable.

JEFF IMMELT: I would just, on the cost side, I think it is primarily going to be in the general and admin area that there is always going to be facility saving and sourcing. We just have a lot more scale. The last point I would make is, probably the hub of our growth in healthcare IT, or one of the more important transactions we did in health care IT, was the acquisition of the market medical systems business. You know, there was no apparent overlap with that transaction as well. Over the last probably 5 years since we have had that, we have grown at two ends of the market and the operating profit margin rates have grown from mid-single digits to close to 20 per cent. Again, we have a lot of experience, you know, with the foundation of knowing how to get these synergies.

SIR WILLIAM CASTELL: Just let me add on costs. Since our mergers in 1997, we have seen our operating margin lift in Amersham from 16 to 20 per cent. That was very much driven by a strategic approach to our cost base. Let me move on to Joe’s excellent question about hardware. Amersham is a technologically driven company and it is about biology. We obviously have physics and we have chemistry. I have to say we are not good on engineering and when we bought a business in North America last year and found that the first person who actually understood 6 sigma, I started to celebrate because, though we are good on biology, we do not have the reliability in our instrumentation that we really do need. To build into a group, who has that engineering capability, is absolutely ideal for us. I was actually phoned by a Chief Executive of a fairly large company yesterday, who wanted to talk to me. We were just about to outsource some of our manufacturing to him because we has good fields in engineering. We will not be outsourcing any longer, we will be doing it with GE. So those engineering skills coming in is going to give us a much better discipline in those innovative platforms that we are putting together for the life science industry. They are incredibly innovative, but they have to be robust, otherwise we let our customers down. I am certain we are going to get robustness now. That, I see, is excellent news.

On the sourcing front, we are quite novice. We spend all our time driving innovation. We really have not brought efficiency to our sourcing. Mackenzie came in last year and told us we could improve our margins — I have not told him this yet, but he got there – by $60 million if we sorted out our sourcing. We are just starting to do that. But we are going to get the competence from GE to do that. In terms of nuclear licences, not a concern. What is being acquired is the company Amersham plc and that is the company that has nuclear licenses. I have obviously seen our competent authorities in the United Kingdom. They are aware of the situation. There is no issue on licensing or re-licensing here. There is a continuum both of people and of company.

The only thing is that the plc has disappeared and I was rather unfair to my board. I have an excellent board and on Radio 4 this morning, when the key question came up, “What about UK jobs?” and their attention to fat cats, I said, “Well, the jobs that are certainly going are the board of directors.” That stopped that line of questioning. I did not mean to be in any way disrespectful to the excellent team that supported my company, but I just get tired about this jobs issue. Thank you.

JEFF IMMELT: I just want to make sure that is the last time you make that comment, Bill.

SIR WILLIAM CASTELL: Thank you for that. Next question, please.

MAX SIMMON (ING): Just two questions. Firstly, have you had discussions with Novation, which I believe is one of your major GPOs, on how the relationship between GE and Novation, and yourselves and Novation, how that will play out. Secondly, in Japan you have the joint venture with NMP and what the plans are for the joint venture?

SIR WILLIAM CASTELL: Thanks. A very good question. First of all Novation. I have not told them the good news yet. We renewed our nuclear contract with Novation two days ago. It was renewed until 2006. You did not get that yet. So, just to help you on the due diligence side — Keith is wiping his brow. So we got that. We have not announced it to market yet, but it is no longer price sensitive, so I am all right. It should be out this morning, I hope.

GILES KERR: We were saving that one.

SIR WILLIAM CASTELL: We were saving that one. So that is Novation. Novation is a group purchasing organisation. It is very key to our business. We spend a great deal of time making sure that their customers, the hospitals, are well serviced. We have a great track record of compliance with Novation and I have every confidence that we will continue to service that account excellently and we will do our best, if it is appropriate, to bring GE along in that relationship. So we will be looking to continue strongly with Novation. In Japan, Nihon Medi-Physics, well, they received a letter from me at five to seven this morning celebrating this. We have made a £100 million investment in PET in Japan. I have been telling my friends here we have been installing the engine, the cyclotrons, to make FTG. We did not have cameras and we need cameras and there is a market out there for £200 million worth of cameras immediately. So we are going to be starting work immediately to make sure all the accounts we have signed up already for FTG are buying the right camera, and the right camera, if anyone wants to know, is a combination of PET and CT because that combination is phenomenal in terms of diagnostic medicine.

Joe, tell us about PET CT.

JOE HOGAN: PET CT is a product we came up with and pioneered at GE Medical Systems. We launched that product in the year 2000. We have had a phenomenal rate of success with that product line. In general, CT is computer tomography. It is a great anatomical imaging based on x-ray. It can see things in 3D. They combined it with PET, which allows you to see things from a functional standpoint, which means you can see something inside the body almost like a shadow but you could not tell exactly where it was. By combining those two modalities, you can specifically see where it is anatomically and you can understand how it works actually functionally.

Back to Novation. We have a very strong relationship also at GE Medical Systems with Novation, with our equipment. We sell millions of dollars of equipment to that GPO a year. So I think our combined companies will be able to form an even stronger relation with Novation going forward.

SIR WILLIAM CASTELL: The reason to give that advert for PET CT is that I want our customers in Japan to extend their sights to the technology that will be the technology worldwide in three years’ time. So they are making new investment today. I want to accelerate the market along a bit then. It is fortunate that GE has a great position in that technology. So that is a good question. Thanks very much Jeff.

Further questions? Peter, your light is on.

PETER: Thanks, yes.

SIR WILLIAM CASTELL: You are speaking. It is like the United Nations in here.

PETER: Yes, thank you very much, yes. Looking at the photo in today’s FT, I guess, Jeff, your body double is playing golf in Greenbride.

JEFF IMMELT: I left there at 5 pm yesterday afternoon.

PETER: A question for Bill really. Obviously, if we lose Amersham, we have clients with a big hole in the growth element in their portfolio. I wonder if you could tell us what your thinking was behind the price, how you arrived at the price negotiations and maybe give us a flavour from your perspective of why our clients should take GE paper and not just run with the cash?

SIR WILLIAM CASTELL: It is about looking at your portfolio, evaluating a ford over a five- to ten-year period, doing that numerically, looking at what you think is a fair value for business, given your own strategic plans, and we and our board, led by our chairman Donald Briden, considered our fiduciary duties very carefully, first of all to our shareholders, then to our employees and then to our customers, and I have to say, Peter, that I have been traveling the industry very largely over the last two years finding the route by which we could scale our company to deliver the vision, and this is, as far as I am concerned, the best discussion I have had in reaching those requirements of shareholder value first, but followed very strongly by employees and shareholders.

So that is why I am recommending, from 14 years of holding the baby, that I believe this is the right development and as far as I am concerned as the chief executive I want to be in the train, not in the guard’s van. We are in the train today and I want to stay in the train. It is no fun being in the guard’s van. Thank you, Peter, for supporting us over 14 years. You are a great friend and I am sorry to lose that friendship but maybe I can persuade you that we are so big in the new GE and such a good growth stock that you should follow us there now, and they are listed on the UK market.

JEFF IMMELT: You will love the GE stock. You will love it.

SIR WILLIAM CASTELL: Next question, please.

IDA WEIN (DEUTSCHE BANK): I just have two quick questions. Now, in terms of the life science business that you have acquired, do you think you have sufficient scale as it stands at the moment? If not, what sort of assets would you require to build it to the sort of scale you would like it to have?

Secondly, you mentioned that you are also accelerating the development of molecular diagnostics. I was wondering if you could touch on how you expect to, you know how this will be achieved, when could we see some results of these efforts and how that would compare with a sort of timeline we would be looking at if Amersham remained independent?

JOE HOGAN: On the life sciences piece, I think there is plenty of scale on the protein separation side of the life sciences business. Number 1, world position. We are very well positioned across the board. I think, when you look at the drug discovery side of the business, the scale that is important to have right now is on the protein piece and the protein discovery side and I think Amersham is really well positioned there. I think in areas like DNA sequencing and also in mass spec, those areas have pretty much been tapped out in exciting areas in the protein piece, in the protein discovery side, and Amersham has wonderful scale. When we look at other parts of the portfolio to help to build it out, we will work with Bill because Bill, I think, knows that industry extremely well. We have the capability to do it. But I appreciate — I think we have a wonderful position in both sides of that right now.

JEFF IMMELT: I would say beyond that we had looked at life science for quite a long time ourselves with respect to launching you know a platform there. We liked the fact that Amersham was in both businesses. To me that was a tremendous plus in terms of how we think about growth. Joe, on one of the Alzheimer’s example or something like that (inaudible) how fast things could get to market.

JOE HOGAN: In these kind of meetings I always wonder how deep to go, but in those protein discovery areas that Amersham is very strong in right now, those individual proteins, whether they are used for a therapy, they can also be used from a diagnostic standpoint. In those diagnostic standpoint we just take that particular protein and we light it up. It goes to a specific disease and through that we can identify exactly where the disease is.

So those two things come together not just on the life sciences part of the portfolio, it helps to enhance the diagnostic imaging part of the portfolio also.

SIR WILLIAM CASTELL: Just in terms of speed of development of molecular diagnostics, my answer is, yes, it will speed it. I have been particularly frustrated by how slowly we have been developing that scans for Parkinson’s disease. It is a question of the scale of our business and I think with the enhanced scale we are going to see ourselves become increasingly professional in accelerating new product development into the market. The thing that I am really excited about is combining the informatics capability. I really want the referring physician to have all the data: about function, about anatomy, about your blood chemistry, your cholesterol levels, your genetic pre-disposition and your genetic variation, and I want it in front of him when he is looking at his patient.

We can start to grasp that vision and it is a profound change in medicine. I cannot wait to get there. I get quite depressed when I look at the technologies we have today and when I look at how people are treated for cancer or diagnosed for cancer today. We are going to need five years to give them the best possible chance in terms of their physician determining whether to put the knife in, whether to go with the right pharmaceutical or whether to go another route. We can help profoundly in the quality of life in that area. The scale that we are now going to be and the integration of those technologies will, I think, greatly enhance what we can deliver to the customer.

I just have to point out one thing: I am missing two directors today. My team are out briefing around the world. So Andrew Carr was with me yesterday. He is in Princeton and Piscataway today. Peter Loescher, who runs our imaging business, would love to have been here. He is in Norway briefing our Norwegian base. So my team are out round the world this morning. They were here last night. They are briefing. That is why they are not here. But when you are acquired, you have to brief your employees pretty quickly.

IDA WEIN (DEUTSCHE BANK): About how many years would this take you forward by?

SIR WILLIAM CASTELL: How many years?

IDA WEIN (DEUTSCHE BANK): Yes.

SIR WILLIAM CASTELL: If I just look at where we were 14 years ago and where we are today, I could not have envisaged — the reason we are here is we were fortunate enough to say, “Let us stick consistently to a vision of molecular medicine, enabling it in medicine,” and that was our vision. We are going to continue with personalised medicine in the medical market. I am absolutely certain there are going to be absolutely profound changes in the next decade. The only thing that will slow us is the regulatory process, but we are in discussions with the regulators about that, and, as we put better IT into the medical market, as we start to wire up, then we will be able to get back the efficacy data that we require. So I am hoping that, as the industry goes forward, we will demonstrate safety and initial efficacy and we will be able to demonstrate through phase 4 trials rapid efficacy.

So it is very depressing when you bring a truly revolutionary product for diagnosing Parkinson’s to the market and you are told by the regulators they want a biopsy of the brain. That is a 14-year clinical trial. We really have to progress medicine faster than that. This product is entirely efficacious, can transform how you handle Parkinson’s disease, how you treat it, how you get the family buy into the problem that your dear parent has.

We need to move our regulators in partnership and discuss with them what we can do to give them better security about the efficacy, and I think we can do that through improved IT systems bringing back the phase 4 data.

Next question, please.

PAUL SMITH (CSFB): I appreciate you do not want to pre-empt the regulator, but could you give us an indication at least of when you plan to file with the regulators?

JEFF IMMELT: Of when?

PAUL SMITH (CSFB): Yes.

JEFF IMMELT: I think mid-November.

PAUL SMITH (CSFB): Mid-November?

JEFF IMMELT: Mid-November.

PAUL SMITH (CSFB): Thank you.

PETER OFUS (MERRILL LYNCH): I just have a quick question on the imaging business. What is the potential, do you think, for bundling perhaps scanner sales and contrast media? I am thinking particularly in western Europe and the US here.

JEFF IMMELT: This is a trick?

PETER OFUS (MERRILL LYNCH): I am sort of wondering, is there a potential for doing that? Is it the same customers that buy the two products, and equally then do you foresee, is there a potential gain in market share for you guys in the hardware arena through your relationship with Amersham?

JEFF IMMELT: I think it is not, I really do not think it has anything to do with bundling per se as much as it is about protocols, about optimising software and protocols around where PET scanning and high field MR scanning go in the future. I think that is ultimately, from a clinician’s standpoint, where the value is. So I think what it allows for is a sense that two complementary products, you can advance them faster in the future because of that closeness. Joe, I do not know if you could add anything to that.

JOE HOGAN: Yes, I agree, Jeff. It is not about bundling at all. I think we do see ways of enhancing our imaging equipment with a diagnostic pharma capability. I also think there is general enhancements too, like we talked about overseas, that we can help to share together, but not in the bundling sense, but just having access and broader access than before.

SIR WILLIAM CASTELL: The Amersham company has been slow on developing its software for support of its pharmaceutical diagnostics. We have started to do this vigorously in Japan. We are doing what we call evidence-based medicine. We are doing a trial in 3000 diabetics at the moment, looking at the development of heart disease in the diabetic population.

We are capturing that data. We are going to build it into an algorithm, so that in five years time you will be able to look at your patient’s heart, you will get the best image match against other hearts in that 3,000 database and you will know what happens with the progression of that disease. We want to do more of that and we are going to have the resource to do that and rather than me worry about my budget as to where we get the software — there is a budget call for next year for 8 million. I am worried about doing it. The business is growing well, but we can grow it faster. But now we have the IT people in GE who this is their bread and butter. So we will help them develop their sales. They will help me get better evidence to the customer quicker and I cannot wait to do it.

JEFF IMMELT: The only thing I would say — and it partially is the answer to the question that was asked earlier — is, this, more than any other industry I have been around or any other industry certainly GE competes in, is very much driven by the clinicians, very much driven by the customers in terms of where the vision is and where it has to go.

The massive themes today from a radiologist are about molecular imaging, from an oncologist it is about molecular medicine, from people that treat Alzheimer’s it is about the marriage between therapy and being able to track disease date, among pharmaceutical companies it is how can you get more smaller drugs to market faster.

So, if you are listening to what imaging agent says or Memorial Sloan Kettering or Pfizer or people like that and you step back and look at what we have created today, it makes sense. You do not have to think hard about it. Do I think that is going to add two years’ acceleration or three years or things like that? It is going to add something, and you are in an industry that respects very much the match of clinical demands with the ability to provide over the long term.

Today, when we woke up and created this, we allowed radiologists, oncologists, pharmaceutical companies who are in this area to say, “Here is potential for things from the future,” and I have never bet wrong betting on clinical trends in this industry, not once, and I do not think I am going to bet wrong today.

SIR WILLIAM CASTELL: It is great to hear my new governor is a betting man as well. He is not my new governor yet. I have my other governor over there and he bets as well. Next question, please.

MAX SIMMON (ING): Just a couple of follow up questions, firstly on the cost saving issues. I just wanted to know whether those cost savings also include the bioscience division, whether you are planning to make synergies in that business as well. Secondly, just obviously, you are putting the hardware and the software, let us put it, for the diagnostic imaging agents together. How does that affect your competitors such as Siemens and Phillips? Now, if they want to develop their MRI machines with other people’s agents, are they not going to go to Braco, Shearing and Malincrott to develop their agents, and does that not put you at somewhat of a disadvantage longer term?

JEFF IMMELT: Go ahead, Joe.

JOE HOGAN: When you look at companies like Siemens and Phillips, who are our traditional competitors, I mean in MRI we make coils for Siemens for their 3T. Phillips uses our probes extensively for their 3D imaging that they have in their ultrasound business. So there is a history of collaboration between GE and our competitors in that sense and technology. In this case I do not see why it could not be extended also.

JEFF IMMELT: I would say that customer base largely is the one that makes the decision on diagnostic pharmaceuticals and imaging equipment. As long as we satisfy what their needs are, we get great opportunities for growth. On your first question really I have to say, on every acquisition we have ever done, this included, we look at the combined cost base of both us and the other company to figure out where the synergy is going to take place, and we are going to treat this the same way.

SIR WILLIAM CASTELL: Let me just confirm that. Yes, we do expect to see cost savings in our biosciences business and I am looking forward to delivering those cost savings. Let us take the China market. We manufacture pharmaceuticals for global distribution in China. They go now into the US, into Europe. They are manufactured in Shanghai. We only sell $50 million a year of product in China. GE, GE Medical Systems sells a billion dollars of product in China. I cannot wait to put the business under one label and start to deal politically in Beijing to deliver the right level playing field in the China market.

Under world trade we are expecting to see a uniform market in the next two to three years. We produce products to FDA, UFFDA standard in Shanghai, but the competitors still have a differential product standard in that marketplace. So I am looking forward to having discussions to really open up the Chinese market for us. It is already open for instrumentation; I want it open for pharmaceuticals. Together we can make those discussions happen. So we are going to bring that business much closer together and that will lead to changes in offices, in locations, and greatly enhance our opportunities in that marketplace.

Next question, please. Any more questions out there? There are no further questions? No? No more? Well, I am going to thank you all for coming. I am going to hand over to Jeff, let him give you his thanks first, then I will finish.

JEFF IMMELT: Thanks very much for coming this morning and hopefully we will be able to convert some of you to follow GE and carry it forward in the future.

SIR WILLIAM CASTELL: Before you go, can I thank many of you from the City of London who have so strongly supported Amersham over many years. Great to see you. Thank you for your support and whilst we may not be giving you personally the best message this morning, when you get a little bit older and you need imaging, I am sure you will be very pleased with the outcome.

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W.,

Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.